SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2002

Matav Cable Systems Media Ltd.
(Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]               Form 40-F   [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [   ]               No   [X]

SIGNATURES
CONDENSED CONSOLIDATED BALANCE SHEETS
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matav- Cable Systems Media Ltd.

(Registrant)

28 November 2002	By:	/s/ Amit Levin

Amit Levin
Chief Executive Officer

Print the name and title of the signing officer under his signature

FOR IMMEDIATE RELEASE

Matav Reports Amended Financial Statements

     NETANYA, Israel – November 28, 2002 – Matav Cable Systems Media Ltd. (NASDAQ: MATV), a leading Israeli provider of broadband cable TV services, today announced, further to a previous press release dated November 20, 2002, that following discussions with the Israel Securities Authority, the Company reexamined the recognition of deferred taxes in the amount of NIS 50 million and decided to take a conservative approach and cancel this recognition.

     This cancellation has no effect on the Company’s operating results and cash flow. As a result of the cancellation, the Company’s net income in the three month and nine month periods ending on September 30, 2002, shall be reduced by NIS 50 million. The current assets and shareholders equity in the Company’s financial statements for September 30, 2002, shall be reduced by NIS 50 million.

     Amended financial statements of the company are attached.

Matav is one of Israel’s three cable television providers, serving roughly 25 percent of the population. Matav’s investments include 7.5 percent of Partner Communications Ltd., a GSM mobile phone company, and 10 percent of Barak I.T.C. (1995), one of the three international telephony-service providers in Israel.

     (This press release contains forward-looking statements with respect to the Company’s business, financial condition and results of operations. These forward-looking statements are based on the current expectations of the management of Matav Cable only, and are subject to risk and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company’s products, inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting the company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission.)

Contacts:

Ori Gur-Arieh, Counsel
Matav Cable Systems
Telephone: +972-9-860-2261

MATAV — CABLE SYSTEMS MEDIA LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	September 2002 adjusted NIS		Convenience
			Translation
			into US$
	09/30/02	12/31/01	09/30/02

	(Unaudited)	(Audited)	(Unaudited)
Assets:
CURRENT ASSETS:
Cash and cash equivalents	26,596	505	5,460
Short-term deposit	71,455	0	14,669
Accounts Receivable:
Trade	69,460	74,063	14,260
Associated company — current account	171	1,005	35
Other	12,276	16,077	2,520

Total Current Assets	179,958	91,650	36,944

INVESTMENTS AND LONG TERM RECEIVABLES:
Investments in associated companies	24,788	21,437	5,089
Investments in other companies	25,802	25,802	5,297
Long term loans granted to employees	983	2,052	202

	51,573	49,291	10,588

FIXED ASSETS:
Cost	2,012,628	1,918,466	413,186
Less — accumulated depreciation and amortization	977,122	855,541	200,600

	1,035,506	1,062,925	212,586

OTHER ASSETS AND DEFERRED CHARGES, net of accumulated amortization	9,081	8,188	1,864

	1,276,118	1,212,054	261,982

2

MATAV — CABLE SYSTEMS MEDIA LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

			Convenience
			Translation
	September 2002 adjusted NIS		into US$

Liabilities and Shareholders' Equity	09/30/02	12/31/01	09/30/02

	(Unaudited)	(Audited)	(Unaudited)
CURRENT LIABILITIES:
Bank credit	521,181	540,327	106,997
Current maturities of debentures	34,312	34,469	7,044
Accounts payable and accruals:
Trade	86,354	113,235	17,728
Associated company — current account	3,186	9,068	654
Other	147,621	53,961	30,305

Total Current Liabilities	792,654	751,060	162,728

LONG-TERM LIABILITIES:
Liability from employee rights upon retirement, net of amount funded	607	110	125
Loans and debentures (net of current maturities):
Loans from bank and other	162,534	190,608	33,368
Debentures	101,045	135,625	20,744
Customers’ deposits for converters, net of accumulated amortization	19,610	19,690	4,026

Total long-term liabilities	283,796	346,033	58,263

Total liabilities	1,076,450	1,097,093	220,991

SHAREHOLDERS’ EQUITY	199,668	114,961	40,991

	1,276,118	1,212,054	261,982

MATAV — CABLE SYSTEMS MEDIA LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(in thousands, except per ordinary share and per ADS data)

					Convenience
					Translation
	September 2002 adjusted NIS				into US$

	Three Months Ended		Nine Months Ended		Three Months Ended

	09/30/02	09/30/01	09/30/02	09/30/01	09/30/02

	(Unaudited)		(Unaudited)		(Unaudited)
Revenue	127,493	118,104	375,105	364,013	26,174
Operating Expenses	130,834	127,781	400,427	366,117	26,860

Gross Profit (Loss)	(3,341)	(9,677)	(25,322)	(2,104)	(686)
Selling and Marketing Expenses	9,827	16,574	32,488	44,049	2,017
General and Administrative Expenses	12,033	12,542	34,603	45,288	2,470

	21,860	29,116	67,091	89,337	4,487

Operating Loss	(25,201)	(38,793)	(92,413)	(91,441)	(5,173)
Financial Expenses, net	(19,966)	(12,337)	(27,504)	(33,123)	(4,099)

	(45,167)	(51,130)	(119,917)	(124,564)	(9,272)
Other (Expenses) Income, net	(1,428)	970	300,536	1,577	(293)

Income (Loss) before taxes on income	(46,595)	(50,160)	180,619	(122,987)	(9,565)
Taxes on income	0	84	109,337	88	0

Income (loss) from operations	(46,595)	(50,244)	71,282	(123,075)	(9,565)
Share in profits (losses) of associated companies, net	5,984	(16,337)	12,439	(60,391)	1,228

Net Income (Loss)	(40,611)	(66,581)	83,721	(183,466)	(8,337)

Net Income (Loss) per ordinary share	(1.41)	(2.31)	2.90	(6.36)	(0.29)

Net Income (Loss) per ADS	(2.82)	(4.62)	5.79	(12.73)	(0.58)

Weighted average number of shares outstanding in thousands	28,861	28,834	28,861	28,834	28,861

Weighted average number of ADS’s outstanding in thousands	14,431	14,417	14,431	14,417	14,431

Memo EBITDA	15,030	(5,259)	24,721	6,083	3,085